Exhibit 99.1

Creditors approve Catalyst Paper restructuring plan

RICHMOND, BC, June 25, 2012 /CNW/ - Catalyst Paper Corporation is pleased to announce that the company has received the necessary creditor approval for its second amended plan of arrangement under the Companies Creditors Arrangement Act in Canada. Approval of more than 99 per cent of secured and unsecured creditors was received in votes cast in person and by proxy at meetings held today in Richmond, BC.

The sanction hearing under the CCAA process is scheduled to occur on June 28, 2012 in the Supreme Court of British Columbia and pending the BC Court approval, the confirmation hearing under the Chapter 15 process of the US Court in Delaware is expected to take place in mid-July.

"We have received support from a majority of stakeholders since we began the reorganization process and today's vote of support by creditors for the second amended plan of arrangement sets out a clear path forward," said President and Chief Executive Officer Kevin J. Clarke. "With the cooperation of employees, vendors, customers, pensioners and investors, Catalyst has been able to make progress through a very complicated situation at an unprecedented swift pace."

"The plan which received creditor approval today puts Catalyst on a stronger financial base to compete and adapt as the marketplace for our products continues to change," Mr. Clarke said. "We're now turning our attention to securing our exit financing and satisfying the remaining conditions of the plan with a target timeline to emerge from creditor protection in the near term."

In a related proceeding, Catalyst received BC Court approval to extend the period of CCAA protection to September 30, 2012.

Catalyst also received confirmation of regulatory approval by provincial government Order in Council of its proposed modifications to its salaried pension plan to provide for a special portability election option and solvency funding relief. The amendments required provincial government approval. The company estimates that it will save some $7 million annually with implementation of these modifications following a successful plan of arrangement.

Further Information and Monitor Contact Information

Details of today's voting results on a class-by-class basis will be available at www.catalystpaper.com/restructuring.

Additional information is contained on the Monitor's website at http://www.pwc.com/car-catalystpaper and in Catalyst Paper's information circular dated March 23, 2012 (the Circular) available on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and Catalyst Paper's web page (www.catalystpaper.com). Terms used in this news release that are defined in the Circular have corresponding meanings.

Creditors who have questions may contact the Monitor at PricewaterhouseCoopers Inc., 250 Howe Street, Suite 700, Vancouver, British Columbia, V6C 3S7 (Attention: Patricia Marshall), phone: 604-806-7070 or email: catalystclaims@ca.pwc.com.

Catalyst Paper manufactures diverse specialty mechanical printing papers, newsprint and pulp. Its customers include retailers, publishers and commercial printers in North America, Latin America, the Pacific Rim and Europe. With four mills, located in British Columbia and Arizona, Catalyst has a combined annual production capacity of 1.8 million tonnes. The company is headquartered in Richmond, British Columbia, Canada and is ranked by Corporate Knights magazine as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to implementation of the Amended Plan and the benefits to the company of the Amended Plan, are forward looking. These forward-looking statements reflect management's current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, economic conditions and other factors management believes are appropriate. Such forward looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including failure to obtain court approval, failure to obtain the requisite approvals of holders of the First Lien Notes and Unsecured Notes and other creditors, and those risks and uncertainties identified under the heading "Risk Factors" in the Circular and under the heading "Risks and Uncertainties" in Catalyst's management's discussion and analysis contained in Catalyst's annual report for the year ended December 31, 2011 and report for the first quarter of 2012, all of which are available at www.sedar.com.

%CIK: 0001144906

For further information:

Investors:
Brian Baarda
Vice President, Finance & CFO
(604) 247-4710

Alistair MacCallum
Vice President, Treasurer & Corporate Controller
(604) 247-4037

Media:
Lyn Brown
Vice President, Marketing & Corporate Responsibility
(604) 247-4713

CO: Catalyst Paper Corporation

CNW 16:12e 25-JUN-12